UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares, par value $0.001 per share

(Title of Class of Securities)

26853A100

(CUSIP Number)

Ctrip Investment Holding Ltd.

c/o 99 Fu Quan Road, Shanghai 200335

The People’s Republic of China

Attention: Xiaofan Wang, Chief Financial Officer

+86 (21) 34064880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26853A100

1	Names of Reporting Persons Ctrip Investment Holding Ltd.
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 21,134,859*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 21,134,859*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,134,859
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.5%
14	Type of Reporting Person (See Instructions) CO

* consists of 4,366,666 Class A common shares and 16,768,193 Class B common shares of the issuer directly held by Ctrip Investment Holding Ltd.

CUSIP No.	G93629106

1	Names of Reporting Persons C-Travel International Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 21,134,859*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 21,134,859*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,134,859
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.5%
14	Type of Reporting Person (See Instructions) CO

* consists of 4,366,666 Class A common shares and 16,768,193 Class B common shares of the issuer directly held by Ctrip Investment Holding Ltd., a Cayman Islands company wholly owned by C-Travel International Limited. Due to the ownership relationship, C-Travel International Limited may also be deemed to have sole voting and dispositive power over the shares directly held by Ctrip Investment Holding Ltd.

CUSIP No.	G93629106

1	Names of Reporting Persons Ctrip.com International, Ltd.
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 21,134,859*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 21,134,859*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,134,859
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.5%
14	Type of Reporting Person (See Instructions) CO

* consists of 4,366,666 Class A common shares and 16,768,193 Class B common shares of the issuer directly held by Ctrip Investment Holding Ltd., a Cayman Islands company wholly owned by C-Travel International Limited, which is a Cayman Islands company wholly owned by Ctrip.com International, Ltd. Due to the ownership relationship, Ctrip.com International, Ltd. may also be deemed to have sole voting and dispositive power over the shares over the shares directly held by Ctrip Investment Holding Ltd.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class A common shares, par value $0.001 per share (the “Shares”), of eHi Car Services Limited, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, the People’s Republic of China.

Item 2.	Identity and Background.

(a) This Statement is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Ctrip Investment Holding Ltd., a company organized under the laws of the Cayman Islands (“Ctrip Investment”); (2) C-Travel International Limited, , a company organized under the laws of the Cayman Islands (“C-Travel”) and (3) Ctrip.com International, Ltd. (“Ctrip”). The agreement by and between the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit A.

(b) The principal business and office address of each of the Reporting Persons:

99 Fu Quan Road, Shanghai 200335, The People’s Republic of China

(c) Ctrip is the offshore holding company whose ordinary shares, represented by American depositary shares, are listed on the NASDAQ Global Select Market. Through its various subsidiaries and consolidated affiliated entities, Ctrip operates as a leading travel service provider for hotel accommodations, ticketing services, packaged tours and corporate travel management in China. C-Travel and Ctrip Investment are formed to carry out the various equity and/or strategic investment activities of Ctrip.

(d) - (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ctrip Investment, C-Travel and Ctrip are all incorporated in the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate number of Shares beneficially owned by the Reporting Persons is 21,134,859 including (a) 19,468,193 Class B common shares (each convertible into one Class A common share at any time) issued upon automatic conversion of an equal number of Series E preferred shares that were acquired by Ctrip Investment during financing activities of the Company prior to the Company’s initial public offering (the “IPO”) of its American depositary shares, each representing two Shares, in November 2014 (the “Pre-IPO Shares”). These Pre-IPO Shares were converted and re-designated into Class B common shares upon completion of the Company’s IPO; and (b) 1,666,666 Class A common shares that were subscribed by Ctrip Investment concurrently with the IPO based on the IPO price of US$12.00 per American depositary share (the “CPP Shares”).

In December 2013, Ctrip Investment entered into a share purchase agreement with the Company and subscribed, for cash, 17,100,000 Series E preferred shares of the Company for an aggregate consideration of US$94,050,000. Ctrip Investment used its operating cash on-hand to make the referenced subscription. All of the 17,100,000 Series E preferred shares were converted and re-designated, on a one-to-one basis, into Class B common shares upon completion of the Company’s IPO.

In April 2014, Ctrip Investment entered into an additional share purchase agreement with the Company and subscribed, for cash, 2,368,193 Series E preferred shares for US$13,025,061.54. Ctrip Investment used its operating cash on-hand to make the referenced subscription. All of the 2,368,193 Series E preferred shares were converted and re-designated, on a one-to-one basis, into Class B common shares upon completion of the Company’s IPO.

In October 2014, Ctrip Investment entered into a subscription agreement with the Company, pursuant to which Ctrip Investment has agreed to purchase from the Company US$10 million worth of Class A common shares at a price per share equal to the IPO price adjusted to reflect the ADS-to-common share ratio subject to and concurrent with the closing of the IPO. Upon completion of the IPO, Ctrip Investment subscribed 1,666,666 Class A common shares based on the IPO price. Ctrip Investment used its operating cash on-hand to make the referenced subscription.

Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time. Class A common shares are not convertible into Class B common shares under any circumstances. Ctrip Investment converted 2,700,000 Class B common shares into the same amount of Class A common shares in December 2014.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Pre-IPO Shares as early-stage investors of the Company, and the CPP Shares at IPO, for long-term investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their interests in, and intentions with respect to, the Company and the investment in the securities of the Company, which review may be based on various factors, including but not limited to the Company’s business and financial condition, results of operation and prospectus, general economic and industry conditions, and the securities markets in general.  Accordingly, the Reporting Persons reserves the right to change their intentions, as they deem appropriate. In particular, the Reporting Persons may, from time to time but subject to any lock-up arrangement or transfer restrictions that the Reporting Persons are subject to, in the open market, through privately negotiated transactions or otherwise, increase their holdings in the Company or dispose of all or a portion of their securities of the Company that the Reporting Persons now own or may hereafter acquire. The Reporting Persons reserve the right to be in contact with members of the Company’s management, the members of the board of directors, other significant shareholders and others regarding alternatives that the Company could employ to increase shareholder value.

Other than as expressly set forth below, the Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. The Reporting Persons do, however, reserve the right to adopt in the future such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.	Interest in Securities of the Issuer.

(a) — (b) The responses to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

As of the date of this Statement, each of the Reporting Persons is deemed to beneficially own 21,134,859 Shares, representing 18.5% of the Company’s total outstanding shares.  Pursuant to Rule 13d-3(d)(1), all Class B common shares (which are convertible into Class A common shares at any time) held by each Reporting Person were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A common shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A common shares owned by the Reporting Persons. The percentages of ownership set forth in row 11 of the cover page for each Reporting Person is based on 114,379,243 common shares (including 28,333,332 Class A common shares and 86,045,911 Class B common shares assuming conversion of Class B common shares) outstanding immediately upon closing of the Company’s IPO as stated in the final prospectus on Form 424B3 in connection with the Company’s IPO dated November 17, 2014.

(c) Except as set forth in Item 4 and Item 5, to the knowledge of the Reporting Persons, no transactions in any of the Shares have been effected by any Reporting Person during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 above is hereby incorporated by reference in this Item 6.

Under the additional Series E share purchase agreement entered into by and among the Company, Ctrip Investment and other parties in April 2014, Ctrip Investment agrees that it will not transfer, sell, assign, pledge, hypothecate, or otherwise encumber or dispose of more than 50% of the Series E preferred shares purchased by it on April 16, 2014, together with any common shares issued upon conversion thereof, as adjusted and on a fully diluted basis within one year after April 16, 2014, except for the sale of any such shares to us or any holder of preferred shares that complies with all applicable provisions in the investors’ rights agreement and our memorandum and articles of association.

Pursuant to the third amended and restated investors’ rights agreement, dated December 11, 2013, by among the Company, Ctrip Investment and other parties thereunder, the Company granted certain shareholder rights to Ctrip Investment. Among other things, such rights include registration rights with respect to any potential public offering of the Company’s Shares, right of first refusal, right of first offer of Ctrip Investment, rights in connection with transfers of the Company’s Shares in a block sale. A summary of these rights is provided in the final prospectus on Form 424B3 in connection with the Company’s IPO dated November 17, 2014 under “Related Party Transactions — Other agreement with shareholders”.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated April 10, 2015 by and between the Reporting Persons.

99.2

Third Amended and Restated Investors’ Rights Agreement dated December 11, 2013 among the Company and its shareholders, including Ctrip Investment (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 of the Company, filed on October 3, 2014).

99.3

Share Purchase Agreement for the Issuance of Series E Preferred Shares dated December 11, 2013 and its amendment dated February 25, 2014 between the Company, its shareholders (including Ctrip Investment) and certain other parties thereto (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-1 of the Company, filed on October 3, 2014).

99.4

Share Purchase Agreement for the Issuance of Additional Series E Preferred Shares dated April 16, 2014 between the Company, its shareholders and certain other parties thereto (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form F-1 of the Company, filed on October 3, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2015

Ctrip Investment Holding Ltd.	By:	/s/ Jane Jie Sun
		Name:	Jane Jie Sun
		Title:	Director

C-Travel International Limited	By:	/s/ Jane Jie Sun
		Name:	Jane Jie Sun
		Title:	Director

Ctrip.com International, Ltd.	By:	/s/ Jane Jie Sun
		Name:	Jane Jie Sun
		Title:	Chief Operating Officer and Co-President